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Report of the Board of Executive Directors                     Exhibit no. 1.02


------
Main outlines

Oce achieved a net income from ordinary activities - i.e. before deduction of exceptional items - of (Euro) 132 million in 1999. This was slightly ahead of the record income of the previous year. However, it does mean a weakening of the income growth in 1999 following a prolonged period of strong growth. The main cause is the rapid switch - in the office market - from analogue to digital technologies, which is being accompanied by increased pressure on prices, not only in the analogue but also in the digital segment. This development has left its mark on the entire industry. It gave Oce a vigorous impulse to tighten up the strategic policy thrusts that had been initiated in the preceding financial year and to substantially speed up the pace of the changes that had been set in motion. To promote the further growth of the business, sales efforts are being intensified and the company will continue to invest as strongly as ever in Research & Development and in building up the system and software know-how needed for the successful penetration of growth markets. Digital machines and the related revenues from software and service meanwhile represent 60% of total machines and service revenues (1998: 57%). The share of digital in total revenues, i.e. including Imaging Supplies, increased from 48% in 1998 to 51% in 1999. A cost-reduction programme was drawn up, which will result in the loss of some 1,000 jobs world-wide, chiefly in service, manufacturing and logistics and in support departments. This number corresponds to approximately 5% of the total number of employees. To cover the costs of this programme a provision of (Euro) 55 million net was taken in the fourth quarter, so that the net annual income after exceptional items worked out at
(Euro) 77 million (1998: (Euro) 129 million).

------
Results

Net revenues increased by 3% to (Euro) 2,838 million. Autonomous growth accounted for 1% of this increase; exchange rates and acquisitions each contributed 1% to the growth in total revenues. In the previous year net revenues increased by 12% to (Euro) 2,753 million. Excluding exchange rate effects (1%) and acquisitions (4%) the increase amounted to 7%.

  Operating income went up by 1% to (Euro) 248 million. Last year operating profit climbed by 22% to (Euro) 245 million. On a per share basis, basic earnings from ordinary activities increased by 1% to (Euro) 1.54 (1998:
(Euro) 1.53). After exceptional items, basic earnings per ordinary share amounted to (Euro) 0.88, a decrease of 43%.

  Expenditure on Research & Development increased by (Euro) 12 million to
(Euro) 167 million. This is equivalent to 5.9% of total revenues (1998:
(Euro) 155 million, or 5.6%).

  Gross capital expenditure on `Property, plant and equipment' amounted to
(Euro) 115 million (1998: (Euro) 113 million). Depreciation and disposals amounted to (Euro) 124 million (1998: (Euro) 110 million).

  In the market for Wide Format Printing Systems Oce booked total revenues of
(Euro) 782 million, an increase of 1%. After deduction of acquisitions and exchange rate effects, revenues decreased by 2.5%. In the previous year revenues went up by 6% to (Euro) 772 million. Autonomous growth amounted to 5%, the share of exchange rate effects was 1%. Oce maintained its leading position. In the growing, but competitive market for Display Graphics Oce is carving out a position for itself with inkjet printers and the related supplies. In the market for Document Printing Systems Oce's revenues increased by 2% to (Euro) 1,399 million.* Excluding exchange rate effects, the increase in


*Because of a reclassification of activities with effect from December 1, 1999, these revenues now include the revenues of Network Printing Solutions for both 1998 and 1999. The revenues of Network Printing Solutions have therefore been eliminated from those of Production Printing Systems for both years.

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Report of the Board of Executive Directors


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revenues amounted to 1%. In the previous year revenues went up by 18% to
(Euro) 1,367 million and exclusive exchange rate effects (1%) and acquisitions (8%), revenues grew by 9%. In the highly competitive digital segment of this market Oce achieved a large number of placements, though these revealed a faster than expected decline in the analogue segment. In terms of printing/copying volume Oce's market share grew further in all areas. Network Printing Solutions grew in line with the ongoing process of digitisation, thanks to newly introduced printers, servers and software. In the market for Production
Printing Systems total revenues increased by 7% to (Euro) 657 million, of which 1% was the result of exchange rate effects. In 1998 revenues increased by 5% to
(Euro) 614. Autonomous growth amounted to 4%. Oce improved its strong global position in this market. In the fast-growing Printing & Publishing segment Oce doubled its revenues. In Facility Services Oce booked a strong increase in revenues, both in the United States and in Europe. The continuing expansive growth, which will also involve greater emphasis on consultancy, will cause revenues to increase further. Though total revenues were slightly lower, profitability of Imaging Supplies increased further, thanks in part to successful new products and the rationalisation of manufacturing and logistics.

------
Dividend

For the 1999 financial year we propose to distribute a dividend of (Euro) 0.50 (1998: (Euro) 0.50) per ordinary share of (Euro) 0.50 nominal. This dividend involves an amount of (Euro) 41.7 million (1998: (Euro) 41.2 million). If the General Meeting of Shareholders adopts this proposal the final dividend will amount to (Euro) 0.35; the interim dividend amounted to (Euro) 0.15. It is proposed to make the final dividend available, at the option of shareholders, either fully in cash or fully in shares to be charged to the (tax-free) paid-in capital or, if desired, to the net income for 1999. The dividend in shares will be determined on March 29, 2000 (after close of trading on the Amsterdam Stock Exchange) and will be subject to a discount of at most 5% as compared to the cash dividend. The newly issued shares will be entitled to those dividends that are made available for payment over the new financial year and subsequent financial years.

  The pay-out ratio of approximately 32.4% of the net income before exceptional items (1998: 32.8%) is at a level that we consider necessary for a healthy and balanced financing of our expansion.

------
Prospects

Oce is on track in handling the market shift from analogue to digital. We aim to become one of the leading companies in supplying integrated document solutions in professional environments. The present range is competitive and new products and services are being added to it, also thanks to ongoing innovation and new partnerships. In addition, we will continue to build up digital know-how and specific organisations for the growth markets.

  The programme that has been initiated to strengthen and expand the company as a supplier of digital products and services, together with the current extensive cost-reduction programmes, which are aimed at countering the pressure on prices and margins, is expected to result in an increase in total revenues and income. In view of the market situation, provisional expectations for the new financial year are that the growth in revenues and income will be limited.

  In 2000 the number of employees in manufacturing, logistics, service and indirect services will decrease. At the same time the number of employees in sales, software development, support and Facility Services will increase.

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Investments in property, plant and equipment and in rental copying equipment will increase in 2000.

  Further expansion of the new markets by the Network Printing Solutions, Display Graphics and Printing & Publishing business groups will result in an increase in revenues. In due course this is expected to be followed by a growing contribution to income.

------
Strategic outlook

The measures that Oce has taken to adapt itself to changing circumstances strengthen each other. They relate to the realignment of the organisation to meet the changing needs of the market as well as to specific measures to improve efficiencies and control costs.

  The changing technology in Oce's markets, notably the switch from analogue to digital, is leading to a number of radical changes. Stand-alone machines are being replaced by digital machines linked together in networks. The information flows that these generate both within companies and between companies have to be translated into efficient document flows. Oce is involved in that process in various ways, the main emphasis being on `products and services for the reproduction, presentation, distribution and management of documents'. Oce has repeatedly displayed its prowess in this field by launching innovative digital machines and software. Slowly but surely, however, the new role means that the organisation must acquire different competencies and skills. Not only as regards the technical aspects, where technicians trained to work on analogue machines have to make way for their digitally skilled successors, but also in the area of sales and service, where the relationship with the customer is changing. Today, it is no longer a matter of selling a machine, but of supplying a tailor-made system that is subsequently given new and modified functionalities at regular intervals. Specialists with a thorough knowledge of a machine are making way for professionals who are highly familiar with the customer's specific field of work. Oce is well positioned to translate these changes into practical results. Thanks to its strong knowledge base, its close relationship with customers and the resultant in-depth knowledge of their way of working, the Oce organisation succeeds in moving forward in tune with the changes in the market. Education, training and a policy specifically aimed at ensuring mobility make a great contribution to this. Now that the change processes are accelerating, these efforts will be further intensified.

Organisation

The structural changes in the organisation that were initiated during the year under review will ensure a better link-up with the application areas for Oce's products and services. The new structure comprises three strategic business units, each divided into two business groups: one for the existing activities and one for an operational area which will be further developed and which is seen as a highly promising market. In addition there are two supporting business groups, one for Imaging Supplies and the other for Facility Services (see page 34).

  The distinct acceleration of the switch to digital systems, especially in the office market, and the strong growth in competition in this area have further strengthened the need for drastic adaptations. Price competition brings the need for tighter cost control and a strong improvement in efficiency. One of the causes, digitisation, is even providing a helping hand in this restructuring operation because it greatly reduces the servicing requirements of the equipment, whilst also enabling improved logistics and manufacturing possibilities and new working methods. Though total employee numbers at Oce will show a net decrease of around 1,000, this restructuring operation will in fact involve many more employees. Technicians in particular will

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15
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Report of the Board of Executive Directors


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be retrained where possible, but in addition there will be an inflow of new, highly qualified employees. As an employer, Oce will of course act with the greatest social responsibility in implementing this operation.

Markets

In the market for Wide Format Printing Systems, which is growing by an average of 2 to 4% a year, demand is as a rule structurally related to the level of economic activity and the investment climate. The technology of the equipment destined for this market has in recent years changed almost entirely from analogue to digital. Oce was the first to respond to this development with a series of digital machines and the related software, whose functionality is constantly adapted to meet changing market requirements. At the moment some 90% of the placements are digital. Oce holds a leading position in this market world-wide and the company intends to expand this further. The range will be strengthened in 2000 with new machines in the high and low volume segments and, at least as importantly, with new application software for document management. The innovation efforts are largely focused on developing wide format colour printers which are based entirely on in-house technology and which will be brought to market several years from now.

  The size and growth of the market for Display Graphics (wide format, short run colour prints) are difficult to assess due to the heterogeneous nature of that market. However, the multitude of applications and the related demand for speed and quality indicate that this is a highly promising growth market. Oce continues to build a prominent position in this market with bought-in printers and controllers and a quality range of supplies developed in-house.

  Document Printing Systems is hardly dependent on the level of economic activity and is growing annually by some 3%. In this market digital black-and-white and colour printing is rapidly displacing analogue techniques. Competition in the digital area has increased strongly over the past year due to a number of new market entrants. In terms of printing/copying volume Oce is outpacing the market growth. The company is concentrating in this market mainly on the medium and high volume segments. In the European market for document printing systems Oce plays a leading role with its copiers (analogue and digital) and printers. In the American market the company's share is still relatively small.

  The market for Network Printing Solutions (mainly in office environments) is growing by around 25% a year. This relates to printers (30-65 ppm) and servers which operate in networks (Internet and Intranet) and which are equipped with various functionalities for the management of document flows. In this market Oce's direct sales, consultancy and service organisation concentrates on the higher volume segments, in which reliability and productivity are important; features which are to a considerable extent also supported by application software. A central role will be played here by the range of digital copiers/printers which will be further completed.

  The market for Production Printing Systems ((greater than)100 ppm) is growing annually by 3% in the E D P segment and by some 15% in the Printing & Publishing segment. For these markets Oce offers a complete and highly competitive range of continuous-feed and cutsheet printers. These also offer excellent growth prospects in the Printing & Publishing segment. In Europe Oce is market leader for very high volume printers in the E D P segment. In the United States, too, the company is a major force in this market. Oce will strengthen its leading position in this market by continuously innovating its offerings in this area. The range is being further expanded with application software to support the document production process.

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In the market for Printing & Publishing the currently still relatively modest position is being expanded at a faster rate, also via new partnerships.

  The market for Facility Services is showing an annual average growth rate of around 30% because of the ever stronger trend towards outsourcing: in Europe the market is even growing by 40%. Oce supplies a broad range of services, ranging from the (re)production of documents to the management of complete data and document flows, mainly within big companies and institutions.

  Oce aims to at least equal the growth in this market and is well equipped to do so because of its strong presence in the market, its extensive range and its knowledge of document flows.

  The market for Imaging Supplies (carrier materials and auxiliaries) is growing annually by around 5% because of the growth in the printing and copying volume and the increase in the number of applications. Oce, a leading supplier in Europe, offers a broad and innovative range focusing primarily on Oce customers with Oce machines, even if they also use third-party equipment. In this market Oce seeks to further improve its profitability on the basis of the measures that have already been taken in the area of manufacturing and logistics and also by utilising the growing possibility of doing business via e-commerce.

  In realising the growth objectives in its markets Oce will primarily expand its position via autonomous growth. In addition acquisitions will be sought which help make the business bigger and stronger, both commercially and technologically. The company is constantly alert to the possibility of strengthening its position via partnerships in whatever form and/or via acquisitions. In view of the size of the markets in which we operate, we mainly seek acquisitions of a substantial size.

Yield objective

Oce continues to devote high priority to enhancing the overall profitability of the business, both through autonomous growth and, where opportune, through acquisitions, as well as via improved efficiencies and by reducing the capital intensity. Oce seeks to improve the return on total assets from 9.0% in 1999 (9.6% in 1998) to 12%, to be achieved within a few years.

------
Risk management

Oce is faced with the commercial and technological risks of a company which specialises in the development, manufacture and distribution of technologically advanced products on a world-wide scale. Oce concentrates on the high-value professional markets in which its unique technology allows the company to profile itself clearly.

Market risks

Because of the fast-moving developments in technology and in the markets in which Oce operates, the company has always placed great emphasis on managing the residual value risks of our machines. To the extent that residual value risks exist, they are mainly restricted to the lease/rental portfolio in the market for document printing systems. By reducing the depreciation period it applies to the analogue machines in this market, Oce has lowered the risk. Besides, the risk is low because the machines - after a complete overhaul - are given a second useful lifetime.

  Oce's broad technology base, the variety of markets on which the company operates and its links, mostly on a long-term basis, with highly diverse customer categories ensure a spread of the risks. The revenues from rentals, leases, service and supplies, the highly diversified customer base and the wide geographical spread of operations help to create stability in the total revenue flow.

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Technological risks

Oce has deliberately invested heavily in R & D in recent years. That has resulted in a range of self-developed core technologies and products and highly market-focused innovations in the area of applications, operating concepts and improved environmental and safety features. Those core technologies also encompass a number of unique components and processes for new generations of printers and copiers for both black-and-white and colour applications. However, it has taken more time than expected to get the company's own colour technology ripe for production. Oce also holds a leading position in printer technology for continuous-feed applications. In addition to its strengths in hardware technology Oce has expanded, partly through acquisitions, to become a software business that develops programs and systems both for its own products and for customers.

  To guarantee the closest possible contact with the market, service and sales employees are involved in the development of hardware and software products at an early stage. Over the course of the years this has steadily reduced the learning curve further. Furthermore, recent changes in the way that product development is steered have strongly boosted the company's reaction speed and the flexibility of its response to new circumstances and customer needs.

Foreign exchange risks

Oce achieves its revenues all over the world, with particular emphasis on Europe and the United States. A considerable proportion of the costs are incurred in the currencies of the sales areas (US dollar, euro and pound sterling). Oce also has costs denominated in Japanese yen for the purchase of product sub-assemblies and complete machines to supplement its range. As regards the revenues from service, the foreign exchange risk is limited because most of the costs, consisting of the payroll expenses of the service technicians, are in local currency. The effects of exchange rate fluctuations over the long term are offset as much as possible by conducting buying activities, where possible, in those currency areas in which the revenues are also achieved (`matching principle') and by raising the local added value content. In addition, endeavours are made to offset the short-term consequences of foreign exchange fluctuations by pursuing an active currencies management policy. Oce applies a central foreign exchange management policy and a selective foreign currency policy aimed at controlling the company's commercial and net asset exposures in various currencies. For this purpose Oce uses a number of financial instruments, particularly forward foreign exchange contracts. The policy and the plans based on it are implemented in close consultation with the Board of Executive Directors.

Interest rate risks

Most of the interest revenues originate from market placements of machines under financial lease contracts. Financial lease contracts usually comprise a fixed interest which corresponds to the rates charged by external leasing businesses. These contracts are mainly financed by interest-bearing capital whose interest rate is generally fixed in line with the duration of the contracts. The interest rate policy is largely executed centrally at corporate level through the use of financial instruments. Implementation of this policy, which is subject to strict rules, likewise takes place in close consultation with the Board of Executive Directors.

Euro

Since January 1, 1999 Oce has been in a position to conclude contracts in euro. For the benefit of the operating companies a conversion program has been prepared which they can use to adapt their accounting system rapidly if they decide to switch over to the new currency. In general Oce is ready to use the euro as a currency in any form whatever.

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Financial review

Total revenues

In 1999 total revenues rose by 3% to (Euro) 2,838 million. Autonomous revenue growth amounted to 1%. Acquisitions and exchange rates each had a positive effect of 1% on revenues. In 1998 revenues increased by 12% to (Euro) 2,753 million. Disregarding acquisitions (4%) and exchange rate effects (1%), the increase in revenues amounted to 7%.

  At (Euro) 1,647 million, revenues from sales remained practically the same as in the previous year (1998: 15% to (Euro) 1,646 million). Earnings from rentals and service went up by 7% to (Euro) 1,091 million (1998: 6% to (Euro) 1,017 million). Interest income from financial leases rose by 11% to (Euro) 100 million (1998: 22% to (Euro) 90 million).

  The growth in revenues was largely attributable to the following factors:

- the strongly increased sales of and service income from printers and digital copiers, which were slightly higher than the decline in revenues from analogue machines;

- the contribution made to revenues by Oce-Japan after its acquisition;

- net positive exchange rate effects.

  As a proportion of total revenues, revenues from rentals and service plus interest income from financial leases amounted to 42% (1998: 40%).

  The share of digital in total earnings rose from 48% in 1998 to 51% in 1999. A more relevant indication is: if calculated as a percentage of the total revenues from machines and the related software and service - i.e. excluding Imaging Supplies - the share of digital increased to 60% (1998: 57%).

Development of revenues by market

In the market for Wide Format Printing Systems revenues increased by 1% to
(Euro) 782 million (1998: 6% to (Euro) 772 million.) Revenues in the Document Printing


-----------------------     ----------------------------------------       -----------------------------------------
Development of              1999                                           1998
total revenues by           -------------------------------  -------       -------------------------------    ------
Strategic                   total revenues x (Euro) million    as%         total revenues x (Euro) million      as%
Business Unit
-----------------------     -------------------------------  -------       -------------------------------    ------
Wide Format
Printing Systems                                       782       28                                    772        28
Document
Printing Systems                                     1,399       49                                  1,367        50
Production
Printing Systems                                       657       23                                    614        22
-----------------------     -------------------------------  -------       -------------------------------    ------
Total                                                2,838      100                                  2,753       100

[Graph of Total revenues x (Euro) million]


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21
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Report of the Board of Executive Directors


-----------------------     ----------------------------------------       -----------------------------------------
Total revenues              1999                                           1998
by geographical             -------------------------------  -------       -------------------------------    ------
areas                       total revenues x (Euro) million    as%         total revenues x (Euro) million      as%
-----------------------     -------------------------------  -------       -------------------------------    ------
Germany                                                383       13                                    383        14
France                                                 213        8                                    214         8
United Kingdom                                         210        7                                    207         7
Netherlands                                            219        8                                    200         7
Rest of Europe                                         582       21                                    567        21
United States                                        1,049       37                                  1,018        37
Rest of the world                                      182        6                                    164         6
                            -------------------------------  -------       -------------------------------    ------
Total                                                2,838      100                                  2,753       100

Systems market went up by 2% to (Euro) 1,399 million. In 1998 revenues went up 18% to (Euro) 1,367 million. In Production Printing Systems revenues increased by 7% to (Euro) 657 million. In 1998 autonomous growth amounted to 4%.

Gross margin

The total gross margin increased slightly more than total revenues. As a percentage of total revenues the gross margin increased to 42.8% (1998: 42.5% and 1997: 41.9%). The principal reasons for this development are:

- higher margins in Production Printing Systems and Wide Format Printing Systems because of more favourable margins on revenues from service, including software and consultancy;

- lower margins in Document Printing Systems due to continuing pressure on the margins for both analogue copiers and digital printers/copiers.

  The average interest realised on the lease portfolio amounted to 10.4% (1998:
10.5% and 1997: 10.8%). In the financial lease contracts the interest percentage is fixed for the entire duration of the contracts.

Operating income

Operating income increased by 1% to (Euro) 248 million (1998: (Euro) 245 million and 1997: (Euro) 200 million). This is equivalent to 8.7% of total revenues (1998: 8.9% and 1997: 8.1%) and corresponds to 9.0% of the average balance sheet total (1998: 9.6% and 1997: 8.8%). The relative increase in selling expenses meant that the increase in operating income lagged behind the growth in the gross margin.


Research & Development (R&D)

Spending on R&D increased to (Euro) 167 million, or 5.9% of total revenues (1998: (Euro) 155 million and 5.6% and 1997: (Euro) 139 million and 5.6%). In 1999 an amount of (Euro) 8

[Graph of Operating income x (Euro) million]

[Graph of Operating income as % of total revenues]

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million (1998 and 1997 (Euro) 15 million and (Euro) 13 million respectively) was added to R&D expenditure to cover repayment liabilities in respect of development credits. This, combined with the expansion of the R&D organisation, meant that the R&D expenses in the Consolidated Statement of Operations slightly increased to (Euro) 174 million, which is equivalent to 6.1% of total revenues (1998: (Euro) 170 million and 6.2% of total revenues and 1997: (Euro) 152 million and 6.2%). At the end of the year under review full provision had been made for the remaining repayment liabilities in respect of development credits received in the past, with the exception of those for the colour printer/copier.

General administrative and
selling expenses

The general administrative and selling expenses increased by 5% from (Euro) 755 million in 1998 to (Euro) 793 million. In 1998 these costs increased by 10.7% compared with 1997. Expressed as a percentage of total revenues these expenses increased to 27.9% (1998: 27.4% and 1997: 27.6%).

Financial expense (net)

Financial expense (net) - the balance of interest paid and other interest received - went down from (Euro) 61 million in 1998 to (Euro) 59 million in 1999. In the previous year financial expense (net) went up 14.5%. On the basis of a lower average interest rate of 5.1% (1998: 5.6% and 1997: 5.6%) the average interest-bearing capital increased by (Euro) 87 million. This is mainly due to the financing of and the increase in the rental population and financial lease receivables.

  Interest income from financial leases amounted to (Euro) 100 million in 1999 (1998: (Euro) 90 million and 1997: (Euro) 74 million).

Income taxes

The average taxation charge amounted to 29.0% (1998: 29.0% and 1997: 25.3%).

Net income

Net income before exceptional items increased by 2% to (Euro) 132 million (1998: 20.1% to (Euro) 129 million). This corresponds to 17.1% of the average shareholders' equity (1998: (Euro) 129 million and 18.1%). As a percentage of total revenues, net income before exceptional items amounted to 4.6% (1998:
4.7%). Before exceptional items, basic earnings per share, calculated on the basis of the weighted average number of ordinary shares outstanding, increased by 1% to (Euro) 1.54 (1998: (Euro) 1.53 and 1997: (Euro) 1.30).

  After deduction of exceptional items amounting to (Euro) 55 million, net income decreased by 41% to (Euro) 77 million.

  The net income attributable to ordinary shareholders, i.e. after deduction of the dividend on the financing preference shares, decreased by 42% to (Euro) 73 million.

[Graph of Research & Development]

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Basic earnings per share, calculated on the basis of the weighted average number of ordinary shares outstanding, decreased by 42% to (Euro) 0.88 (1998:
(Euro) 1.53 and 1997: (Euro) 1.30).

------
Commercial and financial activities

Oce's activities are characterised by a combination of commercial and financial services, each with their own income profile and balance sheet characteristics.

  In assessing the financial position of the Company as a whole, a distinction must be made between these two types of activities. As indicated below, the assessment criteria for both activities differ widely.

  The revenue from financial activities is formed by the interest from financial leases. The costs comprise the costs of financing the lease portfolio and the selling and administrative expenses. Where the financial activities are financed from interest-bearing capital, it has been assumed that this has been done fully on a fixed-interest basis.

  The costs of financing are then allocated on the basis of the average amount of fixed interest-bearing capital. The selling and administrative expenses, including provisions for doubtful debtors, are allocated as far as possible on the basis of origin. The cost level that is applied corresponds to that of other `captive' lease companies with similar activities. After expiry of the lease contracts the machines, provided they have not been written off in full, are transferred to the commercial activities at their residual book value.

  For the financing of the financial activities a ratio of 0.15 between the equity and the balance sheet total is used. This ratio is derived from `captive' companies in the financial services industry which publish their own annual accounts. It is seen as an extremely solid ratio. Under this method the remaining part of the equity is allocated to the commercial activities.

  The table on the next page gives a breakdown of the salient financial figures for the two company activities.

  As can be seen from that breakdown, both the commercial and the financial activities have good profitability and solid balance sheet ratios. The net income from the commercial activities remained practically at the same level as last year. In the case of the financial activities the interest from financial leases was maintained at the high level of 1998. Due to a decline in the average interest costs, the yield of the financial activities (net income as a percentage of the average equity) showed a clear increase.

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
------                                               --------------------        --------------------        --------------------
                                                     1999                        1998                        x (Euro) million
------                                               --------------------        --------------------        --------------------
Commercial
Revenues                                                            2,738                       2,663
Gross margin                                                        1,115                       1,080
Operating income                                                      177                         181
Financial expense (net)                                                15                          17
Result before taxation                                                162                         164
Income taxes                                                           47                          48
Result after taxation                                                 115                         116
Net income                                                            112                         114

Shareholders' equity                                                  659                         584
Minority interest                                                      42                          40
                                                     --------------------        --------------------
Group equity                                                          701                         624
Interest-bearing liabilities                                          288                         273
Provisions and other liabilities                                      870                         775
                                                     --------------------        --------------------
Balance sheet total                                                 1,859                       1,672

Ratios
Operating income as % of
average balance sheet total                                          10.0                        11.0
Net income as % of
average shareholders' equity                                         18.1                        19.8
Shareholders' equity as % of
balance sheet total                                                  35.5                        34.9

Financial
Interest from financial leases                                        100                          90
Selling and general administrative expenses                            29                          26
Financial expense (net)                                                44                          44
Result before taxation                                                 27                          20
Income taxes                                                            8                           6
Result after taxation                                                  19                          14

Shareholders' equity                                                  159                         142
Interest-bearing liabilities                                          898                         806
                                                     --------------------        --------------------
Balance sheet total                                                 1,057                         948

Ratios
Interest from financial leases
as % of average balance sheet total                                  10.0                        10.0
Net income as % of average
shareholders' equity                                                 12.6                        10.9
Shareholders' equity as %
of balance sheet total                                               15.0                        15.0


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25
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Report of the Board of Executive Directors


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Use of funds and finance

Gross capital expenditure

In 1999 Oce's gross capital expenditure on `Property, plant and equipment' amounted to (Euro) 115 million (1998: (Euro) 113 million). This mainly relates to investments in machines, plant and equipment for the production of machines and the related supplies.

  An amount of (Euro) 124 million (1998: (Euro) 110 million) was released from depreciation and disposals.

------                                 -------------------------------------------     -------------------------------------------
Geographical                           1999                                            1998
spread of assets                       --------------------   --------------------     --------------------   --------------------
                                       x (Euro) million       as %                     x (Euro) million       as %
------                                 --------------------   --------------------     --------------------   --------------------
  Germany                                               478                     17                      474                     18
  Netherlands                                           505                     17                      457                     17
  United Kingdom                                        254                      9                      234                      9
  France                                                204                      7                      204                      8
  Rest of Europe                                        449                     15                      427                     16
  United States                                         884                     30                      721                     28
  Rest of the world                                     142                      5                      103                      4
                                       --------------------   --------------------     --------------------   --------------------
  Total                                               2,916                    100                    2,620                    100


Rental copying equipment and
financial lease receivables

After several years in which there was a move away from rentals and towards financial leases, both rentals and financial leases have been on the increase since 1995. The book value of rental copying equipment increased by (Euro) 16.5 million to (Euro) 257 million (an increase of 6.9%). In 1998 the book value of rental copying equipment increased by (Euro) 21 million to (Euro) 241 million (an increase of 10%). The capitalised value of financial lease receivables (including short term accounts receivable) went up from (Euro) 907 million in 1998 to (Euro) 1,026 million (an increase of 13.1%). In 1998 compared with 1997 the capitalised value of financial leases increased by 13% to (Euro) 907 million. The aggregate value of rental copying equipment and financial lease receivables increased by 11.8% and represented 44.0% of the balance sheet total (1998: 43.8%).

  The balance sheet value of rental copying equipment is calculated on the basis of the all-in costs, less depreciation. Financial lease receivables are valued at the net present value of the contracted lease instalments plus the residual value. Both these valuations give only a partial reflection of the economic significance of the population of machines installed on rental and on lease. A better assessment can be

[Graph of Rentals and leases]

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28
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Report of the Board of Executive Directors


------
obtained by comparing the balance sheet value of rental copying equipment and financial lease receivables with their economic value, which consists of the cash inflows expected to be generated on a contract basis.

------                                    --------------------       --------------------       --------------------
                                          1999                       1998                       x (Euro) million
------                                    --------------------       --------------------       --------------------

Contractual cash inflows from:
Rental contracts                                           508                        452
Financial leases and the related
service contracts                                        2,063                      1,744
                                          --------------------       --------------------
Total                                                    2,571                      2,196

Balance sheet value of:
Rental copying equipment                                   257                        241
Financial lease receivables                              1,026                        907
                                          --------------------       --------------------
Total                                                    1,283                      1,148


As the above table shows, the population of rented and leased machines and the related service contracts generate a gross cash flow which is about 2.0 times (1998: 1.9 times and 1997: 2.0 times) higher than their balance sheet valuation. The average remaining duration of the lease contracts is about three years and that of the rental contracts is about one-and-a-half year. The contractual revenue from rentals, service and financial leases forms a stable basis for the future. The rental copying equipment and financial lease receivables also have a high liquidity value.

  The cash flows generated by rentals, financial leases and service also contribute to the company's financial strength. To illustrate this, the table on page 30 shows the relationship between the cash flows expected to arise from the rental, financial lease and service contracts existing at balance sheet date and the total interest-bearing capital. The contractual cash flows have been reduced for this purpose by subtracting the relevant cash outflows. The latter consist of the estimated service costs and financial expenses that have to be incurred during the subsistence of the rental and financial lease contracts. Calculated on this basis, the net resultant cash flow from rentals, financial leases and service exceeds the total interest-bearing capital by 36% (1998 year end: 28% and 1997 year end: 28%).

[Graph of Contracted cash inflows]

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29
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Report of the Board of Executive Directors


------                                    --------------------       --------------------       --------------------
                                          1999                       1998                       x (Euro) million
------                                    --------------------       --------------------       --------------------

Contractual cash inflows from:
Rental contracts                                           508                        452
Financial leases and the related
service contracts                                        2,063                      1,744
                                          --------------------       --------------------
Total                                                    2,571                      2,196

Expected cash outflows from:
Operational cash flows                                     845                        714
Financial expense (net)                                    108                         96
                                          --------------------       --------------------
Total                                                      953                        810

Expected net cash flows                                  1,618                      1,386
Interest-bearing capital                                 1,187                      1,079
Excess as a %                                               36                         28


Interest-bearing capital

At the 1999 year end the interest-bearing capital amounted to (Euro) 1,187 million (1998 year end: (Euro) 1,079 million). Of this amount, (Euro) 884 million (75%) had been taken out over the long term (1998: (Euro) 859 million).

Group equity

Group equity increased to (Euro) 860 million (1998: (Euro) 766 million and 1997:
(Euro) 740 million). This increase was the result of earnings retained
(+ (Euro) 31 million), foreign currency translations (+ (Euro) 47 million), optional stock dividend (+ (Euro) 28 million), conversion of debentures
(+ (Euro) 2 million), goodwill paid upon acquisitions (- (Euro) 5 million) and other movements (- (Euro) 9 million).

  Group equity as a percentage of the balance sheet total amounted to 29.5% (1998: 29.2% and 1997: 29.8%). Including the convertible subordinated guilder debenture loan, whose conversion price is lower than the share price, this ratio amounted to 29.8% (1998: 29.7% and 1997: 30.9%). The ratio between interest-bearing borrowings and Group equity was 138:100 (1998: 141:100 and 137:100 in 1997).

  The shareholders' equity per ordinary share, calculated on the basis of the number of shares outstanding at the end of the financial year, amounted to
(Euro) 9.14 (1998 and 1997: (Euro) 8.09 and (Euro) 7.96 respectively).

[Graph of Basic earnings per share]

------
30

------
Report of the Board of Executive Directors

------                                    --------------------       --------------------       --------------------
                                          1999                       1998                       x (Euro) million
------                                    --------------------       --------------------       --------------------

Investments in:
Property, plant and equipment (net)                         81                         87
Rental copying equipment (net)                             107                        113
New financial lease receivables                            446                        432
                                          --------------------       --------------------
Total                                                      634                        632


Cash flow

Cash flow from operating activities amounted to a positive (Euro) 53 million in 1999, compared with a positive (Euro) 77 million in 1998 and a positive
(Euro) 69 million in 1997.

  The lower outcome of 1999 is mainly attributable to the decrease in net income, the increase of long term liabilities and the major increase of working capital especially the accounts receivable component.

  The improvements in 1998 are attributable to the increase in net income, higher depreciation and the better usage of working capital.

  Investing activities required a net cash outflow of (Euro) 90 million which is (Euro) 61 million less compared with 1998. This development is caused by lower needs for acquisitions.

  By comparison in 1998 the net cash outflow of (Euro) 151 million was approximately (Euro) 55 less than in 1997. This reflects the lower consideration for acquisitions.

  The needs of the financing activities in 1999 were on the same level compared with 1998 of approximately (Euro) 63 million. In 1998 the cash flow from financing activities were (Euro) 94 million lower compared with 1997.

Credit facilities

At the end of the financial year a total of (Euro) 702.2 million of unused credit facilities were available to the Oce Group, most of which are available under multi-year stand-by credit contracts.

[Graph of Dividend per share]

[Graph of Investments]

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31

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Report of the Board of Executive Directors

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Lease

In the markets in which Oce operates, financing is an essential component of the product offering. By actively offering this possibility, therefore, the company takes on the role of a `one-stop supplier'. Oce offers financing via lease programmes tailored to meet the specific wishes of each customer.

  This `one-stop shopping' concept has advantages for both the customer and Oce. For Oce it means that the constant flow of revenues from maintenance and supplies is accompanied by a steady profitable inflow of interest earnings.

  Oce's strength lies in the combination of leasing and the possibilities for remarketing after expiry of the contract. The company operates remanufacturing and remodelling programmes which extend the technical and economic lifetimes of its machines. As a result Oce can keep its machines on the market for longer periods, both via contract extension and via placement with other customers.

  The debtors risk is slight, not only thanks to the spread of customers across many customer categories in many countries and the close relationship that exists with customers via the provision of technical service, but also because Oce can realise the value of the machines when they are remarketed.

Funding

Since almost all lease contracts are based on an interest rate that is fixed for their entire duration, it is Oce's policy to finance its lease portfolio predominantly with interest-bearing capital, with the interest rate generally being fixed in line with the duration of the contracts (`matching principle') so as to safeguard the interest `spread' during the full contractual period.


Accounting

The lease programmes that Oce offers can be split into `financial' and `operational' leases. The latter type are also referred to as `rentals'. In the case of `financial' leases the economic risk passes to the customer. The duration of these lease contracts is three to six years and is usually equal to and sometimes longer than the depreciation period applicable to the relevant machines. In consequence, the residual value risk is very limited.

  At the moment when the financial lease contract is signed, the selling price of the machine is recorded as revenue in the form of the discounted value of the


------
32
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Report of the Board of Executive Directors

------
financial lease instalments. During the subsistence of the contract the interest received is booked to revenue. Revenues from maintenance and service are accounted for separately.

  Machines for which an operational lease contract has been concluded are rented to customers for durations of, normally, one to three years. In these contracts the rental instalments are included in revenue for the reporting period in which they fall due. The rental instalments represent a fee to cover the cost of use, servicing and interest.

  In 1999 48% (1998: 47% and 1997: 45%) of all direct sales of machines were installed on the basis of financial leases. In Document Printing Systems this percentage was considerably higher than in Wide Format Printing Systems and Production Printing Systems.

  Interest income from financial leases went up by 11.5% to (Euro) 100 million (1998: (Euro) 90 million and 1997: (Euro) 74 million). The balance sheet value of the financial lease receivables increased by 13.1% to (Euro) 1,026 million and represented 35% of the total invested capital at the 1999 year end (1998 year end: 35% and 1997 year end: 32%). The aggregate balance sheet value of financial and operational leases rose by 11.8% to (Euro) 1,284 million and amounted to 44.0% (1998: 43.8% and 1997: 41.3%) of the total invested capital at the 1999 year end.

  In view of the average interest rate of 10.4% (1998: 10.5% and 1997: 10.8%) achieved on the lease portfolio, financial leases make a good contribution to the result. The return on financial leases represents 12.6% (1998: 10.9% and 1997: 10.3%) of average shareholders' equity.

                             ------
                             Report of the Board of Executive Directors

                             -----------------------    -----------------       -------------------------   -----------------------

Business Units               Strategic Business Unit    Business Group          markets                     products/services
(markets,
products/services)
                             ------------------------------------------------------------------------------------------------------

                             WFPS-Wide Format           TDS-Technical           Technical environments,      Series LV, MV, HV
                             Printing Systems           Documentation           such as design               large format printers/
                                                        Systems                 engineering offices,         copiers, scanners,
                                                                                industrial companies,        folders. Scanning,
                                                                                construction companies,      printing and archiving
                                                                                job printers, architectural  software.
                                                                                design offices.
                                                        ---------------------------------------------------------------------------

                                                        DG-Display              Printing sector.             Large format colour
                                                        Graphics                Full colour posters and      printers and
                                                                                other wide format colour     -scanners. Raster
                                                                                printed matter. Wide         Image Processor (RIP),
                                                                                format print shops and       copying and scanning
                                                                                copy shops.                  software. Imaging
                                                                                                             Supplies.
                             ------------------------------------------------------------------------------------------------------

                             DPS-Document Printing      DP-Document Printing    Office environments.         Series LV, MV, HV and
                             Systems                                            Central Repro departments.   VHV copiers/printers/
                                                                                Electronic Data Processing   scanners. Server
                                                                                environments. Print-         software. Application
                                                                                for-pay market.              software.
                                                        ---------------------------------------------------------------------------

                                                        NPS-Network Printing    Office environments.         Series MV, HV and VHV
                                                        Solutions               Central Repro departments.   printers. Copiers/
                                                                                Electronic Data Processing   printers/scanners.
                                                                                environments. Print-for-     Server software.
                                                                                pay market.                  Application software.
                                                                                                             Consultancy.
                             ------------------------------------------------------------------------------------------------------

                             PPS-Production             EPP-Electronic          Banks. Insurance companies.  Series HV and VHV
                             Printing Systems           Production Printing     Public utilities.            fanfold printers
                                                                                Electronic Data Processing   (Pagestream) and
                                                                                environments.                cutsheet printers.
                                                                                                             Application software.
                                                                                                             Consultancy.
                                                        ---------------------------------------------------------------------------

                                                        P&P-Printing &          Printers.                    Series HV and VHV
                                                        Publishing              Publishers.                  fanfold printers
                                                                                                             (Demandstream) and
                                                                                                             cutsheet printers.
                                                                                                             Application software.
                                                                                                             Consultancy.
                                                        ---------------------------------------------------------------------------

                                                        IS-Imaging Supplies     All relevant Oce-markets,    Broad range of
                                                                                for both Oce and third-      supplies. Wide format
                                                                                party equipment.             rolls. A4 white bulk.
                                                                                                             Specialties. Colour
                                                                                                             copier supplies.
                                                                                                             Toners
                                                        ---------------------------------------------------------------------------

                                                        FS-Facility Services    Companies.                   Document Management
                                                                                Governments.                 Services: consultancy
                                                                                (Local) authorities.         and systems, document
                                                                                Non-profit organisations.    creation, production,
                                                                                                             distribution,
                                                                                                             archiving.

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34

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Report of the Board of Executive Directors


------
Wide Format Printing Systems

In the market for Wide Format Printing Systems Oce maintained its strong position. The revenues of this Strategic Business Unit, including service, supplies and Facility Services, increased by 1% from (Euro) 772 million to
(Euro) 782 million. After deduction of acquisitions and the effect of exchange rate changes, revenues decreased by 2.5%. In 1998 the revenue increased by about 6%. Of this increase in revenue, autonomous growth represented 5%, whilst favourable exchange rate effects contributed 1%. Despite some pressure on margins as a result of growing competition, profitability in this market was maintained at a high level.

  In May 1999 Oce acquired a majority shareholding (85%) in the Japanese business Nippon Steel Calcomp Corporation, which now operates under the name Oce Japan Corporation. The business possesses a well-trained sales staff and has much experience in transforming software for use in Japan. The acquisition has given Oce a good bridgehead in a country which, when the economy picks up again, is estimated to have 40% of the potential of the European market. The entire digital (black-and-white) product line is being equipped with Japanese operating software for this market. The markets in Europe and the United States grew slightly, whilst the Far East market picked up somewhat. The strong growth experienced by the successful Oce 9800 in recent years was followed by a slight decline in the number of placements last year.

  The complete version of the Oce 9600, destined for the medium volume, became available later than had been anticipated. During the year under review, therefore, Oce was still unable to derive full benefit from the demand that exists for this machine. However, a substantial portfolio of orders was built up. Market shipments of the new machine started in the final months of 1999, which means that the effects will only show through in full in the next financial year. In the autumn a more powerful version of the Oce 9400 was introduced. This is quickly expected find a place for itself in its segment: smaller-size design engineering environments.


In the wide format market more than 71% (1998: 70% and 1997: 65%) of the revenues (excluding Imaging Supplies) meanwhile originate from digital machines. If supplies are included, almost 46% of the revenues are related to digital technology (1998 and 1997: also 46%).

  However important the availability of good hardware may be, it is increasingly clearer that market success hinges on the extent to which a supplier is able to provide a total solution for the customer's complex problems. In those solutions the role of software is already equally as important as that of hardware. Oce software packages, such as EngineeringExec and ReproDesk, are in many cases just as important as the machines that they serve. The specific application packages that Oce offers link up

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Report of the Board of Executive Directors


------
closely with the requirements of big companies which use extensive production and business information systems and with the needs of job printers. In connection with this, consultancy work relating to complex systems is also being given an independent role, also as a separate source of revenues. The combination of machines, consultancy and a more extensive arsenal of specialised software is increasingly determining the image of Oce's offerings.

  During the year under review various partnership contracts were established with systems suppliers, such as SAP and Dassault.

  In the wide format environment diazo technology has meanwhile declined strongly. Only occasionally does demand still exist for new machines based on this technology. That does not alter the fact that several tens of thousands of such machines - mostly made by Oce - are still in use throughout the world, whilst Oce is able, thanks to its relative size, to deliver the required supplies and thus ensure an attractive contribution to operating income.

Display Graphics

The activities in display graphics have received new impulses now that they have been given a place of their own within the organisation. Developments in this area are progressing gradually, and Oce can build a good position for itself thanks to a series of colour inkjet printers based on a bought-in engine and equipped with controllers and application software. In the year under review two new printers, the Oce CS 5050 and the Oce CS 5070, and a scanner, the Oce CS 4050, were added to the range.


  In this relatively new, heterogeneous market with its various, highly differentiated segments there is a high level of competition. This is mainly due to the large number of new entrants. By supplying complete solutions Oce is largely able to escape the price-depressing impact of this. For the development of this market the investments in sales, system consultancy and R&D are initially still considerable. For some time now Oce has been working on its own inkjet technology. Products based on this will be introduced in a few years' time, in the first instance in the market for CAD systems.

------
Document Printing Systems

In the market for Document Printing Systems Oce's revenues, including service, supplies and Facility Services, increased from (Euro) 1,367 million in 1998
(Euro) 1,399 million. Autonomous growth amounted to 1% and the effect of exchange rates was also 1%. In the previous year revenues increased by 18% to
(Euro) 1,367 million. Of this increase in revenues, the automous growth is 9%. The revenues for 1999 and those for 1998 comprise the revenues from Network Printing which were previously included in the business unit Production Printing Systems. The most striking

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Report of the Board of Executive Directors


------
development in the Document Printing Systems market is the rapid shift from analogue to digital copiers in the number of placements. In the fast-expanding digital printer/copier market a number of rival suppliers are meanwhile actively offering printers/copiers in the segment of around 60 ppm. Both these developments have brought pressure to bear on prices and margins and hence on profitability. In the meantime a number of specific measures have been taken to achieve a substantial cost reduction in manufacturing, service and logistics and this should largely compensate for the pressure on margins. A further strong point of Oce in this market is formed by the regular introduction of new, unique software releases.

  Oce's strength is founded on the direct relationship that its own sales and service organisation has with customers and on its ability to ensure that the machines will operate in complex environments with the aid of tailor-made software solutions.

  In the United States, where Oce booked substantial growth in 1998 thanks in part to its partner IKON, an excessive build-up of stocks at IKON caused that company to limit its offtake from Oce in 1999. However, the year under review saw continued good performances by Oce's own direct sales organisation in America, which helped to offset the slower progress of IKON. In the autumn sales by Oce to IKON picked up again. The business remains an important partner for Oce.

Although Oce's unique position as the first supplier for the segment of around 60 ppm came under pressure because of the strong competition, the company sustained its success, especially with the versatile Oce 3165. That was reflected in a strong growth in copying volume and revenues. Similarly, the Oce 3155 met with a good reception, whilst the Oce 3145, whose launch was announced last year, will give Oce its own strong series of digital machines in the medium and high volume segment. That range will be further completed in the near future by digital machines with speeds of 100 and 85 ppm. In the market for small format printing and copying some 30% of Oce's revenues, including service but excluding supplies, are meanwhile related to digital products (1998: 27% and 1997: 16%).

  Due to growing competition the pressure on prices in the digital market segment increased strongly.

  In terms of printing and copying volume Oce's market share grew right across the board, in the United States slightly more than in Europe. That is attributable in part to the high productivity and great versatility of the digital printers/copiers.

  Despite the spectacular growth of the digital machines there is still a specific need for analogue copiers in a great many areas. The number of analogue machines placed by Oce, less machines returned from the market, was negative but this decrease was significantly smaller than the overall market decrease. Expectations are that the analogue machines installed in the market will continue to make a positive contribution to cash flow and income for many years yet.

  The analogue copier for repro applications, the Oce 3100, which was still being installed on a wide scale during the year under review, was the winner of two major performance awards, as had also been the case in 1998. The Oce 3045 and 3055 also received accolades from British and American trade journals.

  In the colour segment Oce grew faster than the market. On the basis of the bought-in machines a substantial customer base as well as a wealth of experience has meanwhile been built up. When it puts its own colour printer/copier on the market Oce will therefore not only have excellent machines but also specialised sales and service staff. During the year under review Oce also successfully started sales of colour copiers in the United States.

------
37

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Report of the Board of Executive Directors

------
Network Printing Solutions

The activities in the area of medium and high volume printers for office environments were amalgamated with the Document Printing Systems activities during the year under review. Via its Network Printing Solutions Business Group Oce offers complete network printing solutions for a wide variety of information flows in complex office environments. Particular care is devoted here to ensuring maximum connectivity within the systems of the leading systems suppliers. Oce's product concepts are concentrated on office processes, on central repro facilities and, more recently, on the interface between users and the central repro department.


  The growth in the number of machines operating in networks is remarkable, especially in the high volume segment. It is characteristic of the change-over to a situation in which the stand-alone copier is disappearing within an office environment that is predominantly served by networks and a wide variety of printing and copying equipment. That change is also leading to the creation of a new customer concept, in which the primary role is no longer played by the equipment but by the complete solution to a specific customer problem. Against this background Oce put various new software products on the market during the year under review, including packages for print job management, workflow management and system administration. This came in addition to a series of new releases for existing software. In the applications area the partner programme was also strongly extended.

  A growing proportion of earnings will in the near future be generated by the consultancy services that Oce supplies to customers and potential customers. Thanks to its extensive expertise Oce is effectively equipped for this.

  The mutual cooperation between Oce's German and the Dutch research centres has resulted in innovations in the range of printers and servers thanks to an exchange of functionalities between the machines.

------
Production Printing Systems

The Strategic Business Unit Production Printing Systems (high volume printers and printing systems) increased its revenues in 1999. Revenues, including service, supplies and Facility Services, went up by 7% to (Euro) 657 million (1998: (Euro) 614 million). Of this increase, autonomous growth provided 6%, whilst the remaining 1% was attributable to exchange rate effects. In 1998 autonomous growth amounted to 4% whilst 1% resulted from exchange rate changes. Profitability was maintained at a high level.

  The market for high volume printing is dominated by a very limited number of suppliers. An ongoing process of business concentration is also taking place in this market. As a supplier of systems based on continuous-feed paper Oce maintained its leading position world-wide and achieved a growth of more than 5%, well in

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Report of the Board of Executive Directors


------
excess of the market growth. In cutsheet systems for high volume applications Oce was likewise able to strengthen its position further, for instance by offering such features as magnetically readable typeface and support colours. In this market, too, a major strength is that Oce can supply the machines in combination with an extensive series of applications for document production and processing.

  The product range on offer for the high volume market was further strengthened during the year under review. Oce therefore underlined its technological leadership yet again. The product range - also including the servers and software - offers the user great flexibility as regards speed, the number of printer languages that can be processed and the range of print resolutions. As a result the products can be used in combination with virtually any system that the customer has installed, even if that is of less recent date or has been designed with other print systems in mind.

  The Domain software developed by Oce has quickly proved its value as a powerful tool in the production of documents.

  In the high volume market more than anywhere else, partnerships - in both the hardware and the software field - are a critical success factor. All of Oce's printers are installed in combination with computer systems whose output they process, but also with finishing equipment with which they form an integral whole. To ensure that it can actually supply the complete solution that the customer demands, Oce operates a series of partnerships - some of them on an exclusive basis - with the most important suppliers of systems and hardware.

  Since 1998 Oce has held a participation in the software development business Siemens Software in Namur, Belgium. In October 1999 Oce increased its stake to 70%. The business, now called Oce Software Laboratories Namur, also develops special application software for Oce customers. This currently involves 80 employees. The number of employees working for Oce will be expanded further in future.

Printing & Publishing


The market for Printing & Publishing (complete publications in relatively small print-runs) likewise consists of a small number of suppliers who work in close cooperation with partners. This market, which has mainly evolved to meet the needs of the printing and publishing industry, is dominated by players that have a strong customer base in pre-press and printing technology. None the less Oce was able to double its revenues in this market. That growth rate is much higher than that of this already fast-growing market. Partnerships, such as a substantial reseller contract with Agfa for the Chromapress system, further reinforced the market position. The costs of developing this relatively new market for Oce are high. By concentrating on several highly promising market segments, especially the printing of books and manuals, the operation can be done on a cost-effective basis. Since Oce, in cooperation with a number of partners, focuses on the supply of complete systems and functional software packages, a good margin is attainable in this market. During the year under review this activity was given a separate place of its own in the form of a special business group for Printing & Publishing.

  The Demandstream 8080 printer, specifically developed for Printing & Publishing applications, was very well received by the market. The new Prisma servers and software have also proved to offer excellent solutions for this market. Their high productivity is a feature that is particularly appreciated in the printing world. The machine's performances are directly reflected in the commercial value of the output.

  In the market for Printing & Publishing Oce has, in cooperation with several suppliers of finishing equipment, developed a complete system for the printing of books in limited print-runs. At the Buchmesse in Frankfurt, Germany, the leading

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Report of the Board of Executive Directors

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trade fair for the publishing world, Oce created much excitement with this
`Book-on-Demand' system. It is the first digital printing system whose print quality and finishing can compete with traditional book-printing methods. At the end of 1999 it saw its first deployment in practice at a printing firm in the United Kingdom.

  The application of colour is also attracting more and more interest in the world of high volume printing. For quite some time Oce has been supplying an optional second print colour in a number of its models. The developments towards more - and more varied - colours are in full swing and in a somewhat more distant future four-colour printing will also become possible. During the year under review Oce opened up the unique possibility of producing toner to match the customer's exact house style colour.

------
Facility Services

The trend towards the outsourcing of printing and copying activities and, as an extension of that, the contracting out of a series of other facility services is now gaining more momentum in Europe as well. Oce, which has already been active in this field for several years, therefore experienced a strong increase in earnings from these activities during the year under review. Revenues increased world-wide by 34% to (Euro) 197 million (1998: (Euro) 146 million). These revenues are included in the revenues of the three Strategic Business Units:
Wide Format Printing Systems, Document Printing Systems and Production Printing Systems.

  To focus on developing further in this attractive growth market (30% growth on an annual basis) a separate Business Group, Oce Facility Services, was formed.

  By offering Facility Services, Oce is responding to a clear need amongst customers. For each customer the company develops a tailor-made package of services which, although based on Oce's own core competencies, encompasses an ever wider spectrum. Following the addition of services such as postroom activities, a strong demand is now arising mainly for activities involving the management of document flows. This relates to the creation, production, reproduction, distribution and archiving of (digital) documents. Specifically in big companies with complex document flows Oce is able to make effective use of its expertise.


  The demand for consultancy in this area is also growing. Here, just like in the other business groups, Oce intends to acquire a clear - and profitable - place for itself.

  Oce sees this activity primarily as the provision of a service that has its own earnings-generating function, but the company will also make as much use as possible of its own products (machines and supplies).


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Report of the Board of Executive Directors


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In the United States the activities of Archer Management Services, which was acquired in 1998, have developed further at a rapid pace. This operation represented a substantial proportion of the increased revenues in this region.

------

Imaging Supplies

Oce's revenues in Imaging Supplies (paper, other imaging materials and toner) decreased in 1999 by 1% to (Euro) 414 million. In the previous year the revenue went up by 3% to (Euro) 421 million. These revenues, which also comprise those of Arkwright, are included in the revenues of the three Strategic Business Units Wide Format Printing Systems, Document Printing Systems and Production Printing Systems.

  The activities, which are housed within a separate Business Group, are mainly successful in new materials for business graphics (paper for colour prints and copies), display graphics (wide format) and multi-purpose CAD supplies. This success is being achieved alongside the steady growth in the `core activities' in the area of wide format plain paper media. Sales of diazo supplies continued to fall steadily. To make the most effective possible use of the available selling capacity, Oce concentrates in the first instance on the equipment installed with Oce customers, both that of Oce and that of third parties.

  Against a background of static revenues, the margin developed favorably, in particular because of the growing share of supplies with high margins and continued rationalisation of the product portfolio. Profitability increased further, also thanks to savings in logistics operations, which have meanwhile largely been contracted out.

  In the sales of imaging supplies a growing role is played by e-commerce. In a number of countries some 10% of the supplies are ordered via Internet and this proportion is expected to increase quickly.

  When developing new carrier materials Oce makes ample use of the expertise that the business has built up over the years, notably in the area of coating. For instance, one of the new materials for display graphics was a paper coated with an impermeable layer to accept the water-based ink that is customary in inkjet printing. This innovation has its roots in diazo technology. A large number of other carrier materials are based on the expertise of Oce's American business Arkwright. The European and American activities are increasingly working more closely together. Generally speaking, Oce is excellently qualified to supply a broad range of materials that are precisely attuned to the machines they are used on. Oce is a leading supplier of imaging supplies both in Europe and in the United States.

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Research & Development (R&D)

The major changes that are currently taking place in the market and amongst Oce's customers because of the switch to digital technology had already led to a refocusing of the R&D programme many years ago. As a result Oce had been able to anticipate these changes in full in its products. No substantial changes therefore took place in technological developments during the year under review. Practical development work was, however, brought into line with the rapidly changing demand for new software products whose functionality also needs to be continually expanded. To prevent possible tension between the need for completely new developments and the expansion and updating of existing functionalities, these development categories have been separated. Oce applies a system of basic developments (known as root, branch and leaf development), from which families of machines and systems are developed, each with their own regular updates and new releases. In this way a faster time-to-market is achieved for product variants that are needed by the market over the short term, whilst still continuing to work on the innovation of basic technologies. Many requests for adaptations and expansions are received from the operating companies and also from, say, Oce Facility Services, which also serve as sources of knowledge about specific customer processes. R&D's task is to develop these further in terms of either customer-specific or generic applications. Thanks to its direct sales organisation and the resultant close involvement with the customer's processes, Oce is uniquely positioned to base its work on those processes instead of on the approach of the individual user.

  Thinking up solutions for market demands and needs brings much work for the internal and external (software) developers who develop and expand the products for Oce.

  In the United States the cooperation with Groupware and PageMasters was intensified. The R&D facilities in the Netherlands (Venlo), Germany (Poing), France (Creteil) and Belgium (Namur) are working together to an increasingly closer extent.


Machines and systems

During the year under review good progress was achieved with a number of machines and systems whose launch is planned for the near future. In the successful digital line of the Oce 3165 `family', for example, two machines for 100 and 85 ppm respectively have now reached the engineering phase. The Oce 3125 colour copier was given the required stability thanks to a newly designed drum and a new toner that was totally redeveloped. Major steps forward were also achieved in inkjet technology, with both water-based and solid inks. The technology is destined for the production of Oce's wide format colour printers.

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Report of the Board of Executive Directors


------
Important work was done at the Oce laboratory in Creteil, where the Next Generation Controllers are being developed for the wide format printers/copiers. The new controller has meanwhile been incorporated in the new Oce 9400 and 9600 and is being prepared for the Oce 9800. The cooperation between the R&D activities in Germany and the Netherlands has been further intensified and is beginning to yield tangible results. This was particularly the case in the area of toners, organic photoconductors and techniques for duplex printing on cut sheets.

  For the development of new imaging supplies the main emphasis has been shifted to the R&D department at Arkwright, where a wealth of experience has been built up mainly in the area of carrier materials and coatings.

  The cooperation with a large number of suppliers in the development phase of new machines proved to be a success. This policy has meanwhile been refocused to concentrate on a limited number of partners and co-developers of a higher standard so as to enhance the ability to respond alertly to market needs.

  The Oce Software Academy has been a great success. In this academy some 50 graduates from higher vocational education are trained as IT specialists who can play an active and high-calibre role within the organisation. Almost half of those participants have meanwhile completed their studies with very good results. A third intake class started in 1999.


------
Safety, Health and the Environment

Oce has a tradition of caring for the health and safety of its employees and the users of its products. The company does this by attempting to minimise the environmental impact of its activities as much as possible. Oce's commitment to safety, health and the environment is laid down in a policy that plays a prominent role in all the company's operations. In combination with this policy, the endeavours to achieve continual innovation have led to a great many improved characteristics, both in the products themselves and also in working methods and processes, which are likewise being improved all the time. As a rule the specifications are well in excess of the statutory requirements relating to safety and the environment.


Sustainable development and the environment

Sustainable development has become an important element in present-day business practice. Oce has clearly booked outstanding achievements in this field over the past years and has taken a series of measures aimed at achieving sustainability in all aspects of its operations. This is reflected in special attention for the use and re-use of materials and a focus on the reduction of energy consumption. Together with the KEMA research and inspection institute Oce developed a system for safe and environmentally friendly design, a system that plays a central role in every phase of the design process. Thanks to rationalisation measures and the introduction of new processes in manufacturing and storage operations Oce's environmental impact is gradually being further reduced world-wide. The re-use and recycling processes and a self-contained system of waste materials management are also reducing the impact even further. The energy consumption of Oce machines decreases with each new model; the new Oce 9600, for example, has an especially low energy usage. Almost all Oce systems carry the American Energy Star seal of approval.

  During the year under review Oce introduced an environmental care system based on ISO 14001 for all its manufacturing facilities in Venlo. Certification of this system will take place at the beginning of 2000. The operating companies, too, have shown an interest in obtaining such certification.


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Report of the Board of Executive Directors


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Manufacturing & Logistics

Machines

The start of the year under review brought a decline in demand for various analogue product lines at the manufacturing locations. As a response to that, the manufacturing capacity was adjusted by cutting back on flexible manpower resources. The digital production lines continued to be fully utilised. Managing the varying demand for products requires a great deal of attention, but the flexi-system has again demonstrated its value. In the meantime the management of stocks has been changed from a plan-driven to a consumption-driven system. In addition, a Manufacturing Excellence programme has been initiated with the aim of raising the efficiency, whilst at the same time enhancing the quality. This is being supported by a number of factors, such as the simpler construction of the machines thanks to digital technologies, the increased use of complete pre-assembled modules sourced from premanufacturing and the transfer of part of the work to the manufacturing facilities in the Czech Republic. The outcome will be that the increase in assembly personnel will lag behind the anticipated growth in production.

  The outsourcing of factory supply logistics which had been implemented in the previous year proved successful, despite the rapid fluctuations in demand.


Logistics

In the logistics for service components, one of the most vital processes within the Oce organisation, the centralisation that was started in 1998 was further continued. In the new set-up the service technicians can now be supplied with components before 07.00 hrs. provided that the orders were placed before 17.00 hrs. on the previous day. This applies not only in the Benelux but also in Germany, France and the United Kingdom. The other countries in Europe will soon follow.

  As regards the second major logistics outsourcing project, the logistics of supplies, the first phase has been implemented. A new logistics centre in Venlo and a number of local storage facilities in various countries will handle the distribution under the leadership of an international provider of logistics services. The project will yield immediate savings, thanks in part to the use of a variable costing system.

  During the past year a start was made on direct deliveries of machines to customers on the basis of customer specifications. Final assembly and pre-installation take place centrally. Distribution, installation and instruction will be handled in cooperation with partners. Partnerships have meanwhile become essential in logistics, as they lead to improved performances and greater flexibility.


Recycling

The re-use of reconditioned components from machines that have been returned from the market has been developed by Oce into a permanent system over a series of years. In designing new machines the re-use of components and modules is now standard practice. Partly because of the switch from analogue to digital, relatively large numbers of machines are currently being returned to the special recycling plant that Oce built at the beginning of the 1990s. That plant, located in the Czech Republic (Prague), also plays an increasingly important role in the remanufacturing of machines.




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Report of the Board of Executive Directors


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Personnel & Organisation

Human resources management (HRM) was closely involved in the internal changes in the Oce organisation at all levels. Based on the recognition that adequate manpower is the main driver of Oce's success, HRM has also focused its policy on the new requirements and has acquired new methods and techniques to help accelerate the internal restructuring process that has already been set in motion.

  This is governed by two key aspects: the switch from analogue to digital technology, combined with a transition to a role as `supplier of complete solutions', and the increasingly higher average education that is needed to fulfil the functions effectively.

  The effect of the switch is particularly noticeable in product development, manufacturing, service and sales, although its timing is phased differently in all four areas. In R&D some 60% of the employees are trained in IT. The need for IT specialists has grown strongly. The company's own IT training programme filled part of that need by supplying motivated people of very high quality. In the service area the number of digital machines and especially systems is now increasing fast, particularly in the office market. That has intensified the demand for digitally trained technicians, though the greatly reduced need for service is keeping the number of service staff limited in absolute terms. In sales, too, the switch from selling (often stand-alone) machines to selling complex digital systems calls for a different type of salesman/consultant.

  The ever higher average level of education marks the transition from a production-based to a knowledge-based organisation. Via a continuous education and training programme Oce provides its own employees with additional training. At the same time, however, the recruitment of highly trained new employees has been intensified.

  To analyse the requirements for IT specialists as well as for personnel who are familiar with it, an IT Master Plan has been drawn up in cooperation with the Strategic Business Units.

  As part of the Management Development programme, a start was also made during the year under review on monitoring and identifying young talent via the Young Executive Programmes.

  Under the restructuring programme Oce has already had to take its leave of a number of employees during the year under review, including many dozens who had what was often a lengthy period of service. The company owes them a great debt of gratitude for their contribution to the successful growth of Oce over the years.

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Report of the Board of Executive Directors



------                                                                            ------------   ------------
Distribution of                                                                   1999           1998
employees by                                                                      ------  ----   ------  ----
geographical areas                                                                number  as %   number  as %
------                                                                            ------  ----   ------  ----
Netherlands                                                                        4,155    19    4,155    20
Germany                                                                            3,144    14    3,110    15
France                                                                             1,606     7    1,578     8
United Kingdom                                                                     1,104     5    1,239     6
Rest of Europe                                                                     3,454    16    3,449    16
United States                                                                      7,103    33    6,369    30
Rest of the world                                                                  1,191     6    1,078     5
                                                                                  ------  ----   ------  ----
Total                                                                             21,757   100   20,978   100
------                                                                            ------------   ------------
Distribution of                                                                   1999           1998
employees by                                                                      ------  ----   ------  ----
types of work                                                                     number   as %  number  as %
------                                                                            ------  ----   ------  ----
Research &
Development                                                                        1,780     8    1,614     8
Manufacturing &
Logistics                                                                          3,507    16    3,878    19
Facility Services                                                                  4,198    19    3,237    15
Sales                                                                              4,926    23    4,885    23
Service                                                                            5,322    25    5,415    26
Accounting and
other staff                                                                        2,024     9    1,949     9
                                                                                  ------  ----   ------  ----
Total                                                                             21,757   100   20,978   100

Oce also undeniably grew again in many ways during the year under review. In a number of new areas, too, Oce has gained ground and has taken steps that will prove important for the future. To grow responsibly in this way calls for dedication and effort but also for imagination and daring. Oce people have shown that they possess these qualities in ample measure. That gives us the confidence that - however much the world around us may change - Oce can continue to grow in the future as well. We would like to convey our sincere thanks to everyone, employees, customers, partners, for the contributions they made over the past year.

Venlo, January 31, 2000

The Board of Executive Directors:

R.L. van Iperen, chairman
J.F. Dix
H.J.A.F. Meertens
G.B. Pelizzari


------
46

------                                ------
February 2000                         Directors Central Services


                                      ------
                                      Strategic Business Units
Wide Format Printing Systems          G. Kraaijeveld

Document Printing Systems             P.J.J.G. Nabuurs

Production Printing Systems           W. Gemmel

                                      ------
                                      Business Groups
Imaging Supplies                      J. Dix

Facility Services                     J. Dix

                                      ------
                                      Corporate Staff
Secretariat of the Company,           J.M.M. van der Velden
Legal Affairs

Corporate Personnel and               P.H.G.M. Creemers
Organisation

Finance and Administration            C.F. Lindenhovius

                                      ------
                                      Central Operating Company Venlo
Venlo Executive Committee             J.C.A. Vercoulen, chairman
                                      N.J. Koole

Manufacturing and Logistics           N.J. Koole

Research and Development              J.C.A. Vercoulen


See also page 7.

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83
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
------            ------
February 2000     Principal companies and their chief executives*


                  ------
                  Europe
Belgium           Oce-Belgium N.V./S.A.             J. van Boerdonk       Brussels            (2)729.4811
                  Oce-Interservices N.V./S.A.       J. van Boerdonk       Brussels            (2)729.4992
                  Oce Software Laboratories         B. Hucq               Namur               (81)554.211
                  Namur S.A. (70%)
Denmark           Oce-Danmark A.S.                  H. Risor              Copenhagen          (43)29.7000
Germany           Oce-Holding Deutschland           A.A.J. van Driel and  Mulheim/Ruhr        (208)48.450
                  G.m.b.H.                          P. Feldweg
                  Oce-Deutschland G.m.b.H.          A.A.J. van Driel and  Mulheim/Ruhr        (208)48.450
                                                    S. Landesberger
                  Oce Printing Systems G.m.b.H.     P. Feldweg and        Poing             (8121)72.4031
                                                    W. Gemmel
France            Oce-France S.A.                   A. Gimenez            Noisy-le-Grand     (1)4592.5000
                  Oce-Industries S.A.               J.L. Desriac          Creteil            (1)4980.8000
Hungary           Oce-Hungaria Kft.                 G. Nemeth             Budapest            (1)236.1040
Ireland           Oce-Ireland Limited               R. Thompson           Dublin              (1)459.5411
Italy             Oce-Italia S.p.A.                 F. Calosso            Milan               (02)927.261
Netherlands       Oce-Technologies B.V.             J.C.A. Vercoulen      Venlo              (77)359.2222
                  Oce-Nederland B.V.                J.J. Kwaak            's-Hertogenbosch   (73)6815.815
                  Arkwright Europe B.V.             J.R. Marciano         Venlo              (77)382.5315
Norway            Oce-Norge A.S.                    O. Fondevik           Oslo                (2)202.7000
Austria           Oce-Osterreich Ges.m.b.H.         G. Schennet           Vienna               (1)865.336
Poland            Oce-Poland Limited, Sp. zz.o.     M. Kozlowski          Warsaw             (2)2846.7429
Portugal          Oce-Lima Mayer S.A.               Th. de Lima Mayer     Lisbon             (21)412.5700
Spain             Oce-Espana S.A.                   A. Aznar de Argumosa  Barcelona           (3)484.4800
Czech Republic    Oce-Czech republic s.r.o.         I. Konecny            Prague             (2)440.10111
United Kingdom    Oce (UK) Limited                  M.J. Cornish          Loughton          (181)508.5544
Sweden            Oce Svenska AB                    F.O. Nilsen           Stockholm           (8)703.4000
Switzerland       Oce (Schweiz) A.G.                H. Wurges             Glattbrugg          (1)829.1111

                  ------
                  North America
United States     Oce-USA Holding Inc.              G.B. Pelizzari        Chicago, ILL      (773)714.8500
                  Oce-USA Inc.                      G.B. Pelizzari        Chicago, ILL      (773)714.8500
                  Oce Printing Systems USA, Inc.    H.W. Krause           Boca Raton, FL    (561)997.3100
                  Arkwright Inc.                    J.R. Marciano         Fiskeville, RI    (401)821.1000
                  Archer Management                 M.D. Weiner           New York, NY      (212)502.2100
                  Services, Inc.
                  Oce Groupware                     D. Bower              Cleveland, OH     (216)687.9970
                  Technology, Inc.
Canada            Oce-Canada Inc.                   S. Goodall            Toronto           (416)224.5600

* Where holdings are less than 95% of the equity, capital percentages are stated. A list of affiliated companies is available for public inspection at the Commercial Registry, Venlo, in conformity with the provisions of Article 379, Book 2, of the Dutch Civil Code.



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84
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
                  ------
                  Principal companies and their chief executives

                  ------
                  Far East
Hong Kong         Oce (Hong Kong China) Ltd.       N.W. Kooij         Hong Kong          2577.6064
China             Oce Office Equipment             N.W. Kooij         Beijing        (10)6528.1200
                  (Beijing) Co., Ltd.
Japan             Oce Japan Corporation (85%)      K. Mukozaka        Tokyo           (3)5402.6112
Singapore         Oce (Far East) Pte. Ltd.         N. Klitsie         Singapore         (8)46.2381
Malaysia          |  Oce Systems                   M. Sak             Petaling Jaya    (3)758.4088
                  |  (Malaysia) Sdn. Bhd.
Singapore         |  Oce (Singapore) Pte. Ltd.     N. Klitsie         Singapore         (8)46.2381
Taiwan            |  Oce (Taiwan) Ltd.             N. Klitsie         Taipei          (2)2651.6516
Thailand          |  Oce (Thailand) Ltd.           S. Santhidej       Bangkok          (2)260.7133

                  ------
                  Other countries
Australia         Oce-Australia Limited            P.W.M. Thomassen   Scoresby        (3)9730.3333
Brazil            Oce-Brasil Comercio e            S. Notermans       Sao Paulo      (11)3621.8444
                  Industria Ltda.
South Africa      Oce Printing Systems             T. Venediger       Johannesburg    (11)258.6000
                  (South Africa) (Pty.) Ltd.

                  ------
                  Direct Export
Netherlands       Oce Direct Export                W.J. Verheijen     Venlo           (77)359.2222

                  ------
                  Lease companies
Australia         Oce-Australia Finance Pty. Ltd.  P.W.M. Thomassen   Cheltenham      (3)9263.3333
Germany           Oce-Deutschland                  A. Hutter          Mulheim/Ruhr     (208)48.450
                  Leasing G.m.b.H.
France            Oce-France Financement S.A.      M. Gianfermi       Saint-Cloud     (1)4592.5055
Spain             Oce-Renting S.A.                 E. de Sus          Barcelona        (3)484.4800
United Kingdom    Oce (UK) Finance Limited         N. Anderson        Loughton       (181)508.5544
United States     Oce-Credit Corporation           S. Schulein        Purchase, NY   (914)694.1116

                  ------
                  Minority holdings
Cyprus            Heliozid Oce-Reprographics       25%
                  (Cyprus) Ltd.
Germany           InterFace Connection G.m.b.H.    11%
Hungary           Szenzor Szamitokozpont Kft.      34%
Singapore         Datapost Pte. Ltd.               30%


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85

                           ------
                           List of terms and abbreviations

                           ------
                 Analogue  In relation to copiers: producing a copy with the aid of a photo-lens in a stand-alone machine; the opposite of
                           digital (see below).
    Book-on-Demand System  Digital printing system used for the
                           (short run) printing of books.
        Business Graphics  Materials (supplies) for making high quality colour prints, especially on transparent film for
                           presentations (see also Display Graphics).
                      CAD  Computer Aided Design.
`Captive' lease companies  Lease companies which form part of the Oce Group.
                  Coating  Applying a special (usually chemical) layer to paper or polyester.
    Continuous-feed paper  Technology in which fanfold paper is fed from a roll into the machine.
               Controller  In relation to printer systems: an electronic device which converts input data into a format which can be
                           understood by the printer.
                Cut sheet  Loose sheets of paper for feeding into a printer (as opposed to fanfold or roll feeding).
                    Diazo  Abbreviation of the word diazonium; a chemical compound which is coated onto paper so that images can then be
                           developed on the paper after exposure to light; a process
                           formerly known as dyeline printing.
                  Digital  In relation to copiers and printers: producing a copy or print by means of laser or LED exposure, in a machine which can be linked up to a network; used here as the opposite to analogue (see above).
             Digitisation  The conversion of information into digital codes.
         Display Graphics  Large format colour prints, e.g. on posters, banners and billboards.
      Document management  All activities involved in the preparation, copying/printing and finishing of documents.
        Document Printing  (Previously known as Office Systems). Used
                  Systems  by Oce to mean the market for copying and printing in office environments.
               E-commerce  Buying and selling and paying for articles/products via the Internet/Intranet
              EDP segment  Electronic Data Processing. Market segment in which the processing of information by computers is the main
                           activity.
    Electronic Production  (Production) printing and processing of
                 Printing  documents in high volumes.
                   Engine  Complete driver and controller unit for a printer.
        Facility Services  Where the supplier of certain products
                           handles the work involved in the use of those products;
                           specifically in those cases where Oce performs copying and printing activities on a customer's premises at that
                           customer's request.
          Fanfold printer  High volume printer for processing fanfold
                           (continuous-feed) forms.
              Full colour  Image reproduced entirely in colour.
          Human resources  The recruitment and development of personnel management  to fulfil posts within a business.
         Imaging Supplies  Materials which are used (mainly as
                           information carriers) in copying and printing, such as paper, films, labels, etc.
        Inkjet technology  Specific printing technology in which fine droplets of ink are used to build up the printed image.
                Interface  Communication system between users and systems and between separate systems.
           IT Master Plan  Plan developed to recruit and develop
                           specialists who are trained in information technology.
           Job management  Managing and controlling the execution of preset
                           (print) jobs.
              Job printer  A business specialising in making copies and prints for third parties.
        Multi-purpose CAD  Materials that can be used for several
                 supplies  different purposes in design work using CAD
                           (Computer Aided Design) technology.
         Network Printing  Using printers and servers to provide
                Solutions  solutions for the reproduction of documents in
                           networks (chiefly in office environments).
        One-stop shopping  Buying in as many products and services as possible from one single supplier, such as copiers, printers, system software, service support as well as their financing.
        One-stop supplier  A supplier who can provide as many services as possible, including copiers, printers, system software, service support as well as their financing.
              Outsourcing  Contracting out the total package of copying, printing and finishing activities to the supplier (in this case Oce).
    Pay-out/pay-out ratio  The proportion of the net income that is distributed in the form of dividend.
              Plain paper  Ordinary (untreated) paper.
                      ppc  Plain paper copying: making copies on ordinary (untreated)
                           paper.
                      ppm  Prints per minute: used to denote the speed of a machine's output.
                Pre-press  Preparatory activities prior to printing.
                 Printing  The (repeated) production by a printer of an original document using data stored in a digital memory.
    Printing & Publishing  Printing and finishing complete publications in relatively small print-runs for a client.
         Print resolution  Indicates the quality of a print. Resolution is expressed in dots per inch (dpi).
      Production Printing  Used by Oce to refer to the market for high
                  Systems  and very high volume printing systems.
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
                           ------
                           List of terms and abbreviations

                           ------
          Remanufacturing  Replacing certain machine components and making the required adjustments to settings so that the machine will operate as new when placed in the market again.
              Remodelling  Adding a different functionality to an existing machine.
        Reseller contract  Contract for the resale of third-party
                           products.
                      SBU  Strategic Business Unit: the Oce business structure for each application area.
                  Scanner  Machine that reads an image digitally and then stores it in digital form in a memory.
                   Server  System that organises and controls the `traffic' between computers and the printer(s) connected to them.
              Stand-alone  A copier or printer which is not coupled up to a network.
                     Swap  Interest rate hedging instrument used to change the type of interest rate (fixed or variable) attached to a loan. Also used as a verb: to swap.
  Technical Documentation  The copying and printing of wide format
                  Systems  drawings in technical environments, such as design engineering offices, factories and architectural design offices.
           Time-to-market  The time that is required to get a product ready for market launch.
                  US GAAP  American accounting principles (United States Generally
                           Accepted Accounting Principles).
           Volume segment  Internationally accepted industrial standard for classifying the copying and printing markets into segments based on the number of copies or prints produced per machine per month.
     Wide Format Printing  (Previously known as Engineering Systems).
                  Systems  Used by Oce to refer to the market for machines and supplies for the printing and copying of wide format documents.
      Workflow management  The organisation and management of projects.
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